Adam W. Finerman

direct dial: 212.589.4233
 afinerman@bakerlaw.com

January 18, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Perry Hindin

Re:	Focused Compounding Fund, LP
Parks! America, Inc.
Preliminary Proxy Statement on Schedule 14A filed January 4, 2024 by Focused Compounding Fund, LP, Andrew Kuhn, Geoff Gannon and James Ford
File No. 000-51254

Ladies and Gentlemen:

Focused Compounding Fund, LP (“Focused Compounding,” “we,” “us” or “our”) submits this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) dated January 12, 2024 (the “Comment Letter”) for the contested preliminary proxy statement we filed with the Commission on January 4, 2024 (File No. 000-51254) relating to Parks! America, Inc. (the “Company”).

Preliminary Proxy Statement on Schedule 14A

General

1.	We note disclosure throughout the proxy statement that Proposal 4, the Election Proposal, is subject to concurrent approval of Proposal 2, the Removal Proposal. It would appear that the Election Proposal is also subject to the concurrent approval of Proposal 3, the Bylaw Amendment Proposal, which would establish that “[i]n the event any directors are removed by a vote of shareholders, then the shareholders have the right to elect successors to hold office for the unexpired term of the director or directors whose positions are vacant...” In the absence of such Bylaw amendment, disclosure on page 5 of the proxy statement suggests that under section 4.7 of the Bylaws, the Board retains the power to fill vacancies, including those created as a result of the removal by the shareholders. Please advise or revise, as applicable, to clarify whether each of the Removal Proposal and the Election Proposal is contingent upon the Bylaw Amendment Proposal and disclose the effects on each of the Removal Proposal and the Election Proposal in the event that the Bylaw Amendment Proposal does not receive the requisite number of votes for approval.

We will revise the disclosure throughout the proxy statement in order to clarify that the Election Proposal is subject to approval of the Bylaw Amendment Proposal.

Proposal No. 3 Bylaw Amendment Proposal, page 5

2.	Refer to the last sentence of proposed section 4.7 of the Bylaws. Please revise to specify if this right to elect successors to the board, following removal by a vote of shareholders, is the exclusive right of shareholders or if the board will also retain such right. For example, since the Election Proposal only seeks to fill three of the seven board seats, it would appear that the board, pursuant to the first sentence of proposed section 4.7, can fill the remaining four open seats. Please advise or revise, as applicable.

We do not view the Election Proposal as conferring an exclusive right to the shareholders. Such proposal would only create a right for shareholders to fill Board vacancies in the narrow circumstance where the shareholders create the vacancy in question by removing a director. The sentence that the Bylaw Amendment Proposal would, if approved, add to Section 4.7 of the bylaws would not displace the Board’s existing right to fill such vacancies. Approval of the Bylaw Amendment Proposal would instead situate the power to fill vacancies created by removals with both the shareholders and the Board. Such power would not be exclusive to either the Board or the shareholders.

Proposal No. 4 Election Proposal, page 6

3.	Refer to the first paragraph of this section. Please revise the disclosure to explain what will become of the four remaining open board seats following removal of all seven board members and election of three new ones. For example, we note disclosure in the sixth whole paragraph on page 7 that “[w]e reserve the right to nominate additional persons to fill any additional seats if the Company increases the size of the Board.” While the Company will not have increased the size of the board, it would appear that the current Board size remains at seven seats even if shareholders were to approve all of the filing persons’ proposals.

We will update the disclosure directly under the heading “Proposal No. 4 Election Proposal” at the top of page 6. Such disclosure will note that if both the Removal and Election Proposals are approved, the new Board (Geoff Gannon, Andrew Kuhn, and James Ford) will reduce the size of the Board form seven (7) to three (3) directors, pursuant to Section 4.4 of the Company’s bylaws. As a result, there would be no vacancies caused by removal. The new Board would also reserve the right to subsequently increase the size of the Board and then to fill any vacancies so created.

Quorum; Broker Non-Votes; Discretionary Voting, page 8

4.	Disclosure in this section indicates that “[a] majority of the outstanding shares entitled to vote at the Special Meeting, represented in person or by proxy, will constitute a quorum. Shares represented by a proxy that directs that the shares abstain from or vote against on a matter, as well as broker ‘non-votes,” will be counted at the Special Meeting for quorum purposes.” Disclosure in this section also states that “[s]ince none of the proposals being voted on at the Special Meeting are routine, we do not expect to receive any broker non-votes at the meeting.” We note that Section 3.8(a) of the Bylaws provides that “[i]n general, a majority of the votes entitled to be cast on the matter by the voting group constitutes a quorum of that voting group for that matter.” Given that there will be no broker non-votes at the Special Meeting, please revise the disclosure in this section accordingly.

The disclosure pertaining to quorum will be revised to be consistent with Section 3.8(a) of the Company’s bylaws. The language quoted in comment 4 above will be changed to read that a “majority of the votes entitled to be cast at the Special Meeting, whether in person or by proxy, will constitute a quorum.”

Approval of the Removal Proposal, page 8

5.	Refer to Section 78.335 of the Nevada Revised Statutes which states that “any director or one or more of the incumbent directors may be removed as a director only by the vote of [shareholders] representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote.” Section 78.335 of the Nevada Revised Statutes further provides that a company’s “articles of incorporation may require the concurrence of more than two-thirds of the voting power of the issued and outstanding stock entitled to vote in order to remove one or more directors.” It is our understanding that nothing in Section 78.335 of the Nevada Revised Statutes permits a company’s bylaws to allow for less than two-thirds of the voting power to remove one or more directors. In contrast, the disclosure under the heading “Approval of the Removal Proposal” states that directors may be removed by the “affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote...” Please advise or revise, as applicable.

The disclosure pertaining to the voting threshold for the Removal Proposal will be revised to no longer recite the removal standard set forth in the Company’s bylaws. Such revision will instead reflect NRS 78.335. Specifically, disclosure pertaining to the removal threshold for the Removal Proposal will be revised to reflect that “incumbent directors may be removed as a director only by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to vote.”

Approval of the Bylaw Amendment Proposal, page 8

6.	Please disclose in this section the treatment of abstentions and broker non-votes. Current disclosure indicates such treatment with respect to the Bylaw Restoration Proposal.

Disclosure on page 8 under the heading “Approval of the Bylaw Amendment Proposal” will be revised to mention the Bylaw Amendment Proposal rather than the Bylaw Restoration Proposal.

Approval of the Election Proposal, page 8

7.	Please revise the disclosure to specify the voting standard by which shareholders can duly elect successors in the event directors are removed by a vote of shareholders. While page 8 indicates that the affirmative vote of a majority of the outstanding shares of Common Stock entitled to vote is required to approve the Election Proposal, the Bylaw Amendment Proposal as currently written does not specify such voting standard, and it is unclear upon what authority the Focused Compounding Group is relying. If such standard is otherwise specified in the current bylaws or charter, or otherwise established by state law, please so indicate in the discussion of this proposal, identifying the specific bylaw, charter or state law provision, as applicable. In responding to this comment, please address the fact that Section 4.5(c) of the Bylaws indicates that “the candidates elected are those who receive a majority of votes cast by the shares entitled to vote in the election.”

Disclosure pertaining to the voting standard for the Election Proposal will be revised to conform with Section 4.5(c) of the bylaws, which indicates that in “any election of directors, the candidates elected are those who receive a majority of votes cast by the shares entitled to vote in the election .. . . .” Appropriate citation will be made to such Section 4.5(c) of the bylaws.

8.	Please disclose the treatment of broker non-votes. Current disclosure in this section indicates that “[a] broker non-vote, if any, and an abstention from voting will have the same effect as a vote ‘AGAINST’ the approval of the Removal Proposal.” Please also disclose the treatment and effect of a shareholder’s withholding of authority to vote for a nominee. Refer to Item 21(b) of Schedule 14A.

Below is how broker non-votes will be treated in revised disclosure. We note, however, that broker non-votes are for routine proposals. Because none of the proposals to be considered at the Special Meeting are routine, we do not expect any broker non-votes.

Bylaw Restoration Proposal

The voting standard for the Bylaw Restoration Proposal requires approval from more votes cast in favor than votes cast against the Bylaw Restoration Proposal. A broker non-vote and an abstention count as neither a vote cast in favor nor a vote cast against. As a result, broker non-votes and abstentions will have no effect on the outcome of the Bylaw Restoration Proposal.

Removal Proposal

Because the standard for removal of directors under NRS 78.335 requires approval from at least two-thirds of the voting power of the issued and outstanding stock entitled to vote, anything other than a vote for the Removal Proposal has the same effect as a vote against the proposal. As a result, a broker non-vote and an abstention would have the same effect as a vote against the Removal Proposal.

Bylaw Amendment Proposal

Because the voting standard for the Bylaw Amendment Proposal under Section 3.10(a) of the Company’s bylaws is that more votes must be cast in favor than against the Bylaw Amendment Proposal in order to approve it, and a broker non-vote and an abstention does not count as a vote cast, broker non-votes and abstentions would have no effect on the outcome of the Bylaw Amendment Proposal.

Election Proposal

The voting standard to elect directors under Section 4.5(c) of the Company’s bylaws requires a majority of votes cast. Neither a broker non-vote nor an abstention counts as a vote cast, so broker non-votes and abstentions would have no effect on the outcome of the Bylaw Amendment Proposal.

Adjournment Proposal

The Company’s bylaws address adjournment of shareholder meetings differently depending on whether a quorum is present. If no quorum is present at the Special Meeting, Section 3.3 of the Company’s bylaws would permit the chairman of the Special Meeting to adjourn at any time. The voting standard under Section 3.3 of the Company’s bylaws for the Adjournment Proposal when a quorum is present requires approval by a majority of the shares represented in person or by proxy that are entitled to vote at the Special Meeting. Because of this, anything other than a vote in favor of adjournment, including broker non-votes and abstentions, will have the same effect as a vote against the Adjournment Proposal.

Proxy Card, page II

9.	Please revise the proxy card to comply with the requirements of Exchange Act Rule 14a-6(e)(1).

The proxy card will be revised so that the phrase “Preliminary Copies” is clearly marked on such proxy card.

Please direct your questions or comments to Adam Finerman of BakerHostetler, who is representing Focused Compounding in this securities matter at (212) 589-4233 or afinerman@bakerlaw.com. Thank you for your assistance.

Sincerely,

Focused Compounding Fund, LP

/s/

Andrew Kuhn

Andrew Kuhn

Managing Member of

Focused Compounding Capital Management

General Partner of Focused Compounding Fund, LP

cc: Adam Finerman